Exhibit 99.4

DRAGONWAVE INC.

LETTER OF TRANSMITTAL

NOTE: TO BE COMPLETED AND RETURNED ONLY IN THE EVENT OF THE IMPLEMENTATION OF THE PROPOSED SHARE CONSOLIDATION

TO:                         COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of DragonWave Inc. (“Common Shares”), which shares are represented by the holding(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said holding(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number/Account Number	Number of Shares	Registered in the Name of

In connection with the proposed share consolidation, shareholders of DragonWave Inc. were asked at a meeting held on January 26, 2016 to approve the consolidation of the outstanding Common Shares at a ratio to be determined by the Board of Directions, in its discretion, between 15 to 25 pre-consolidation Common Shares to 1 post-consolidation Common Share.

As publicly announced by DragonWave Inc., shareholders have approved the share consolidation, and the Board of Directors has implemented the share consolidation.

The above-listed holdings are hereby tendered in exchange for certificates or Direct Registration Advice (“DRS Advice”) representing Common Shares of DragonWave Inc. Where the exchange results in a fractional share, the number of Common Shares will be rounded down to the nearest whole common share.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a certificate or DRS Advice for Dragonwave Inc. to which the undersigned is entitled as indicated below and to mail such certificate or DRS Advice to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register.

Name (please print)
Address

City Province Postal Code
Telephone (Office) (Home) ( ) ( )	Social Insurance Number/Tax Identification Number

Date:	Signature of Shareholder or Authorized Representative

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 Following the implementation of the share consolidation, each shareholder holding share certificate(s) or a Direct Registration position of DragonWave Inc. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) (where applicable) described herein to Computershare Investor Services Inc. (“Computershare”) at the office listed below.  The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended if certificates are being submitted.

(b)                                 Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any Securities Transfer Form/ Power of Attorney.

(c)                                  Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a Securities Transfer Form/Power of Attorney properly completed by the registered holder.  Such signature must be guaranteed by an “Eligible Institution” or in some other manner satisfactory to Computershare.  A Securities Transfer Form is available on our website at www.computershare.com/investorcentrecanada under the “Printable Forms” icon.

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

(d)                                 Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(e)                                  DragonWave Inc. reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.                                      Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss.  Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.                                      More Information

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below, by calling Computershare Investor Services Inc. at 1-800-564-6253, by e-mail to corporateactions@computershare.com or by printing a copy of the Letter of Transmittal off of SEDAR at www.sedar.com.  Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.  Please note delivery of this Letter of Transmittal to an address other than those set forth below does not constitute a valid delivery.

By Mail	P.O. Box 7021	By Registered Mail,	100 University Avenue
	31 Adelaide St E	Hand or Courier	8th Floor, North Tower
	Toronto, ON M5C 3H2		Toronto, ON M5J 2Y1
	Attn: Corporate Actions		Attn: Corporate Actions

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Officer. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.